VIA ELECTRONIC TRANSMISSION AND

OVERNIGHT DELIVERY

November 28, 2016

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-7010

Attention: Michael Clampitt, Senior Counsel

Re:	First Defiance Financial Corp.

Registration Statement on Form S-4, as amended

Filed October 18, 2016 and October 31, 2016

File No. 333-214154

Dear Mr. Clampitt:

This letter sets forth the response of First Defiance Financial Corp. (the “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in your letter dated November 14, 2016, related to the above-referenced Registration Statement on Form S-4 (the “Registration Statement”). For your convenience, we have set forth below each of the Staff’s comments included in the November 14, 2016 letter and the Company’s corresponding responses.

General

1.	We note that First Defiance has the right to terminate the merger if the Commercial Bancshares’ total shareholders’ equity (as defined by the merger agreement) is less than $36.2 million as of the last day of the month prior to the closing of the merger. Please prominently disclose this termination right throughout the prospectus when discussing the merger consideration. Please also quantify such “total shareholders’ equity” as of the most recent practicable date.

Company’s Response:

Per further conversation with the Staff on November 21, 2016, the Company has included an additional Q&A response on page vi. In addition, the Company has enhanced its disclosure regarding this termination right on pages 5 and 63.

The Merger

Opinion of Commercial Bancshares’ Financial Advisor, page 33

2.	Please disclose the projections First Defiance management provided to KBW that were used in its pro forma financial impact and discounted cash flow analyses. In this regard, we note your disclosure on pages 43 – 44 that First Defiance shared with KBW certain long-term earnings growth rates and balance sheet estimates as of December 31, 2016.

United States Securities and Exchange Commission

Division of Corporation Finance

November 28, 2016

Company’s Response:

In response to the Staff’s comment, the disclosure under “The Merger—Opinion of Commercial Bancshares’ Financial Advisor—Forecasted Pro Forma Financial Impact Analysis” on page 43 has been revised to update the information that KBW received from the Company and Commercial Bancshares, Inc. (“Commercial Bancshares”). Further, disclosure has been added to pages 45-46 to include the projections provided by the Company’s management.

Discounted Cash Flow Analysis — Commercial Bancshares, page 43

3.	We note that Commercial Bancshares provided KBW with financial projections for the years between 2017 and 2021. Please disclose these projections to the extent that they materially impacted KBW’s discounted cash flow projections so that investors are able to evaluate the analysis conducted by the financial advisor.

Company’s Response:

In response to the Staff’s comment, the Company has revised pages 46-47 to include the projections provided by Commercial Bancshares’ management.

Management and Board of Directors of First Defiance After the Merger, page 45

4.	We note your disclosure that Robert E. Beach will become a director of First Defiance upon completion of the merger. Please file the written consent of Mr. Beach as required by Securities Act Rule 438.

Company’s Response:

The Company has included Exhibit 99.3 to the Registration Statement in response to the Staff’s comment.

Exhibits

Exhibit 5 – Opinion of Vorys, Sater, Seymour and Pease LLP

5.	We note the statement in the first sentence of the last paragraph on page 2 that the opinion is being furnished by counsel “solely for the benefit of [First Defiance]” and “may not be relied upon or used by any other person . . . .” Please have counsel revise to remove any implication that investors are not entitled to rely on the opinion. Also please address this comment with respect to the inappropriate limitation on reliance as to a person found on page three of the tax opinion filed as Exhibit 8.1. Please refer to Sections II.B.3.d and III.D.1, respectively, of Staff Legal Bulletin No. 19 for guidance.

United States Securities and Exchange Commission

Division of Corporation Finance

November 28, 2016

Company’s Response:

In response to the Staff’s comment, the Company has filed revised Exhibits 5 and 8.1 to the Registration Statement.

Exhibit 8.1 – Opinion of Vorys, Sater, Seymour and Pease LLP

6.	Counsel to First Defiance appears to be delivering a short-form tax opinion, which references the opinion as stated in the prospectus. Accordingly, please revise the disclosure on pages 63 – 64 to remove any implications that the tax consequences of the merger are uncertain, including the related proviso at the top of page 65, and clearly state that the discussion of the material U.S. federal income tax consequences represents the opinion of counsel. Alternatively, please have counsel revise to provide a long-form opinion. Please refer to Section III.B.2 of Staff Legal Bulletin No. 19 for guidance.

Company’s Response:

In response to the Staff’s comment, the Company has filed revised Exhibit 8.1 to the Registration Statement and included appropriate language under “Material U.S. Federal Income Tax Consequences of the Merger” to identify the opinion of counsel in the prospectus.

Exhibit 8.2 – Opinion of Shumaker, Loop & Kendrick, LLP

7.	Please have counsel remove the assumption in enumerated paragraph 2 regarding the merger qualifying as a statutory merger, as it is inappropriate to assume any legal conclusion underlying the opinion. Please refer to Section III.C.3 of Staff Legal Bulletin No. 19 for guidance.

Company’s Response:

In response to the Staff’s comment, the Company has filed revised Exhibit 8.2 to the Registration Statement.

We believe that the foregoing responses and the corresponding amendments to the Registration Statement address each of the comments raised in the Staff’s letter. If you have any further questions or require additional information, please do not hesitate to contact me.

Sincerely,

By:	/s/ Donald P. Hileman
Donald P. Hileman,
President and Chief Executive Officer

United States Securities and Exchange Commission

Division of Corporation Finance

November 28, 2016

cc:	Thomas C. Blank, Esq., Shumaker, Loop & Kendrick, LLP
Kimberly J. Schaefer, Esq., Vorys, Sater, Seymour and Pease LLP